

Mail Stop 7010

June 16, 2008

By U.S. Mail and Facsimile

Mr. Brian H. McCurrie
Chief Financial Officer
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

> **Re:** **Koppers Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 4, 2008**
> **File No. 001-32737**

Dear Mr. McCurrie:

We have reviewed your response letter dated May 14, 2008 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements and Supplementary Data, page 40

Consolidated Statements of Cash Flows, page 46

1. We note your response to prior comment three. In future filings, please clarify the nature of the items in the "changes in reserves" line item if you choose to continue to combine its components.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Brian H. McCurrie
Koppers Holdings Inc.
June 16, 2008
Page 2

If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief